Exhibit 99.13

CONSENT OF SCOTT ELFEN

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Eskay Creek Project NI 43-101 Technical Report and Prefeasibility Study British Columbia, Canada” dated July 22, 2021, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, being filed with the United States Securities and Exchange Commission, of Skeena Resources Limited for the year ended December 31, 2021.

Date: March 31, 2022	/s/ Scott Elfen
Name: Scott Elfen, P.E Title: Global Lead Geotechnical Services Ausenco Engineering Canada Inc.